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# FORM 55-102F6

# INSIDER REPORT

(See instructions on the back of this report)

02034183

*...al Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below ...cement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland, ...ade public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be ...t to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you ...ority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

PACIFIC BOOKER MINERALS INC. SUPPL

12g 82-1984

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 05 02

OR

(IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER) (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: STEVENSON

GIVEN NAMES: JOHN PAUL

NO. STREET APT: 1702 - 1166 ALBERNI STREET

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6E 3Z3

BUSINESS TELEPHONE NUMBER: 604 - 681 - 8556

BUSINESS FAX NUMBER: 604 - 687 - 5995

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND +SEC
☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| Ⓐ DESIGNATION OF CLASS OF SECURITIES | Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT | Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD | Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| WARRANTS | 251119 | 10 05 02 | 53 | 20000 | | | | 271119 | 1 | |
| COMMON | 14308 | | | | | | | 14308 | 2 | DIACAN VENT. |
| COMMON | 202341 | 07 05 02 | 10 | | 600 | 4.00 | | 201741 | 1 | |
| PROCESSED | | 10 05 02 | 10 | | 400 | 3.98 | | 201341 | 1 | |
| MAY 2 1 2002 | | 10 05 02 | 10 | | 1000 | 4.00 | | 200341 | 1 | |
| | | 10 05 02 | 15 | 20000 | | 4.00 | | 220341 | 1 | |
| THOMSON FINANCIAL | P | | | | | | | | | |

02 MAY 17 AM 10 29

**BOX 6. REMARKS**

I own 100% of Diacan Ventures.
53- Warrants exercisable @ 4.00 for 2 years.

dlw 5/20

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): PAUL STEVENSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 16 05 02